Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum Corporation Announces Sale Process

     CALGARY, June 11 /CNW/ - The Board of Directors of Compton Petroleum
Corporation (TSX - CMT, NYSE - CMZ), on the unanimous recommendation of the
Special Committee, has determined to commence a process to seek a buyer for all of the outstanding common shares of the Company. Tristone Capital Inc. and
UBS Securities Canada Inc. will continue their role as financial advisors to the Company in connection with the sale process which is expected to conclude this autumn.
     A Steering Committee working in close liaison with the Company's
Executive Team and the Financial Advisors, will oversee the sale process. The members of the Steering Committee are Mel Belich, Q.C., Irv Koop, P.Eng.,
Jeff Smith, P.Geol., and John Thomson, C.A.

     On-going Operations

     The Company recognizes the significant value of the efforts of its dedicated professional and support staff and the importance of maintaining an on-going capital expenditure program during this transition period. Most of the Company's staff are equity holders of the Company and have a direct interest in realizing the maximum value from the sale process.
     On the capital expenditure front, all efforts will be directed to maximizing shareholder value during the sale period. Of particular note, the
Company has recently experienced considerable success in applying horizontal drilling and multi-stage frac technology to several of its resource plays at
Niton and Hooker and will focus its efforts on these opportunities during the sale process to ensure value recognition.
     As previously announced, the Company is proceeding with potential sales of certain non-core properties which will result in Compton becoming a highly focused non-conventional natural gas company as it commences the sale process.

     Forward Looking Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" or
"resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's recent operational and corporate activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward- looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Corporate Information

     Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for and development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our activities are focused primarily in the Deep Basin fairway in the province of Alberta, in the
Western Canada Sedimentary Basin. Our growth and reserve base results predominantly from our exploration and development drilling programs.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E. G. Sapieha, President and Chief Executive
Officer, M. F. Belich, Chairman of the Board, or J. A. Thomson, Co-Chair of
the Special Committee, Telephone: (403) 237-9400, Fax: (403) 237-9410,
Website: www.comptonpetroleum.com, Email: esapieha(at)comptonpetroleum.com,
mbelich(at)comptonpetroleum.com, or jthomson(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:54e 11-JUN-08